

December 6, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. R. Mark Graf
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

> **Re: Discover Financial Services**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed October 27, 2016**
> **File No. 001-33378**

Dear Mr. Graf:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Critical Accounting Estimates, page 57

Goodwill, page 58

1.   We note that as of December 31, 2015, the entire $255 million goodwill balance relates to your PULSE network, which is part of the payment services segment. We note your disclosure on page 52 that the changing debt card environment, including competitor actions related to merchant and acquirer pricing and transaction routing strategies, has adversely affected and is expected to continue to adversely affect your PULSE network's business practices, network transaction volume and prospects for future growth. Given the various challenges that you currently face, as disclosed in your filings and discussed on earnings calls, please tell us and revise future filings to disclose the percentage or

amount by which the estimated value of the reporting unit containing the PULSE network exceeds its estimated net book value as of the date of the most recent goodwill test. Please ensure that your disclosures also include a description of potential events and/or changes in circumstances that would negatively affect your fair value assessment and/or key assumptions.

Notes to Consolidated Financial Statements

Note 5 – Loan Receivables, page 103

Troubled Debt Restructurings, page 108

2.   We note from page 110 that the success rates of your loan modification programs for student loans are very low. Specifically, for the years ended December 31, 2015, 2014, and 2013 you had $20 million, $21 million, and $17 million of new student loan modifications respectively, but you experienced a payment default for loans modified in a troubled debt restructuring (TDR) during the 15 months preceding the end of the period at a rate of $16 million, $18 million, and $12 million for the years ended December 31, 2015, 2014, 2013, respectively. Furthermore, we note from page 18 of your September 30, 2016 Form 10-Q that for the nine months ended September 30, 2016 and 2015, respectively, you had $31 million and $15 million new student loan modifications, but you experienced a payment default for loans modified in a TDR during the 15 months preceding the end of the period at a rate of $9 million and $12 million, respectively. Please respond to the following:

- Tell us the factors that you believe are driving such high levels of defaults for your student loan modifications. In this regard, it does not appear your other loan categories experience the same low level of success rates for their modification programs.

- Tell us whether you have made changes to the types of concessions granted as a result of your low modification success rate.

- Tell us how you have factored in the low success rate of your student loan modifications into the determination of the allowance for loan losses. Additionally, disclose this policy in future filings as required by ASC 310-10-50-34(b).

- Tell us the percentage of your student loan TDRs that have been modified more than once.

- Given that your success rates for your student loan modifications appear to be improving during 2016, please tell us whether you have made any changes to your modification programs, or describe for us the drivers you believe may be causing this trend.

- Tell us your policy for removing the TDR designation for any loans previously modified in a TDR.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 4 – Loan Receivables, page 11

Troubled Debt Restructurings, page 16

3. We note your disclosure that with the seasoning of the student loan portfolio, a greater amount of borrower performance data has become available to enable the Company to analyze borrower characteristics that aid in the determination of whether or not loans entering a payment assistance programs should be considered troubled debt restructurings (TDR). Your disclosure further states that through this analysis, you determined that a modified loan typically meets the definition of a TDR based on the cumulative length of the concession period and an evaluation of the credit quality of the borrower, whereas previously only a second forbearance of when the borrower was 30 days or greater delinquent was considered a TDR. Lastly, your disclosure states that as a result of these analyses, updates were implemented in July 2016 that modestly increased the student loan balances being accounted for as TDRs, although it did not lead to significant changes in the balance of the overall allowance for loan losses. Please respond to the following:

    - Tell us in more detail the information you now consider in your evaluation of the credit quality of the borrower, versus under your old methodology. As part of your response, explain how your new credit evaluation led to the conclusion that more loan modifications would be considered TDRs.

    - Tell us in more detail how you consider the cumulative length of the concession period under your new methodology, versus under your old methodology. As part of your response, please tell us whether you granted concessions exceeding four months as part of the first concession granted under your old methodology.

    - Tell us the specific cumulative length of the concession period for student loans that would result in the conclusion that the modification would be considered a TDR, assuming the financial difficulty requirement was also met.

    - Clarify whether the "modest increase" in TDRs as a result of this policy was based only on new modifications since July 2016, or whether you went back prior to July 2016 to determine whether additional modifications would be considered TDRs under your new methodology. To the extent the latter is true, please tell us how far back you went in your analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services